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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of November 2003
                         Commission File Number: 1-12670

                         MEXICAN DEVELOPMENT GROUP, INC.
                 (Translation of registrant's name into English)


                          Carretera Mexico-Toluca 4000
                             Cuajimalpa, D.F. 05000
                                     Mexico
                     (Address of principal executive office)



Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 Form 20-F  [X]              Form 40-F  [ ]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                 Yes  [ ]                    No  [X]

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


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                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    GRUPO MEXICANO DE DESARROLLO, S.A.


Date:  November 18, 2003

                                    By: /s/ Jose Luis Olvera
                                       ------------------------------
                                    Name:  Jose Luis Olvera
                                    Title: Chief Financial Officer

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                                  EXHIBIT INDEX
                                  -------------


EXHIBIT 1:     SUMMARY TRANSLATION OF THIRD QUARTER RESULTS.